Exhibit 99.2

Management's Discussion and Analysis

For the three and six months ended June 30, 2025

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated July 31, 2025 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2025.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024, the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023, our Annual Information Form for the year ended December 31, 2024 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("Euribor").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec, Canada ("Lamaque"), and Olympias located in Northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 5,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
Revenue	$451.7	$297.1	$807.0	$555.1
Gold produced (oz)	133,769	122,319	249,662	239,430
Gold sold (oz)	131,489	121,226	247,752	237,234
Average realized gold price ($/oz sold) (2)	$3,270	$2,336	$3,112	$2,214
Production costs	162.2	127.8	310.5	250.8
Total cash costs ($/oz sold) (2,3)	1,064	940	1,106	931
All-in sustaining costs ($/oz sold) (2,3)	1,520	1,331	1,538	1,297
Net earnings for the period (1)	138.0	55.5	210.4	89.1
Net earnings per share – basic ($/share) (1)	0.67	0.27	1.03	0.44
Net earnings per share – diluted ($/share) (1)	0.67	0.27	1.02	0.44
Net earnings for the period continuing operations (1,4)	139.0	56.4	211.0	91.6
Net earnings per share continuing operations – basic ($/share) (1,4)	0.68	0.28	1.03	0.45
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.67	0.27	1.02	0.45
Adjusted net earnings continuing operations (1,2,4)	90.1	66.6	146.5	121.8
Adjusted net earnings per share continuing operations - basic ($/share)(1,2,4)	0.44	0.33	0.72	0.60
Net cash generated from operating activities (4)	158.2	112.2	288.6	207.5
Cash flow from operating activities before changes in working capital (2,4)	202.0	132.2	338.5	240.5
Free cash flow (2,4)	(61.6)	(32.0)	(91.0)	(63.0)
Free cash flow excluding Skouries (2,4)	61.5	33.9	129.4	67.6
Cash and cash equivalents	1,078.6	595.1	1,078.6	595.1
Total assets	6,303.8	5,280.6	6,303.8	5,280.6
Debt	1,157.1	748.0	1,157.1	748.0
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Key Business Developments
Skouries Project Update
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate, primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Updated Technical Report
In Q1 2025, the Company filed an amended technical report related to the Lamaque Complex (“Amended Technical Report”). The Amended Technical Report was prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.com).
The Amended Technical Report was filed to support updated scientific and technical disclosure in the Company’s Annual Information Form filed in March 2025.
2025 Outlook
We are maintaining our 2025 annual gold production guidance of 460,000 to 500,000 ounces, and based on first half performance we expect to be around the mid-point of the range. The recently enacted higher royalty rates in Turkiye, combined with sustained high gold prices are impacting royalty payments in Turkiye and Greece. This is expected to result in consolidated total cash costs and AISC for 2025 to be at or above the high end of our guidance range of $980 to $1,080 and $1,370 to $1,470 per ounce sold, respectively.
In addition, in line with 2025 guidance, growth capital investment is expected to total $245 to $270 million and we expect an additional $400 to $450 million investment to advance the Skouries Project. Sustaining capital is expected to total $145 to $170 million and exploration expenditures are expected to total $29 to $32 million, both in line with guidance.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.95 in Q2 2025 and 0.83 for the six months ended June 30, 2025, as compared to an LTIFR of 0.40 in Q2 2024 and 1.00 for the six months ended June 30, 2024. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q2 2025, we produced 133,769 ounces of gold, an increase of 9% from Q2 2024 production of 122,319 ounces and an increase of 15% from Q1 2025 production of 115,893 ounces. Total gold production of 249,662 ounces in the six months ended June 30, 2025 increased 4% from 239,430 ounces in the six months ended June 30, 2024. These increases over the prior year were driven by Lamaque due to higher throughput, partially due to accelerated processing of the second Ormaque bulk sample, as well as at Kisladag due to the drawdown of inventory accelerated during the quarter from the optimization efforts put in place in 2024.
Gold sales in Q2 2025 totalled 131,489 ounces, an increase of 8% from 121,226 ounces sold in Q2 2024 and an increase of 13% from 116,263 ounces sold in Q1 2025. The higher sales volume compared with the prior year primarily reflects increases in production at Lamaque, Kisladag, and Olympias. Total gold sales of 247,752 ounces in the six months ended June 30, 2025 increased 4% from 237,234 ounces in the six months ended June 30, 2024 as a result of increased production at Lamaque and Kisladag.
The average realized gold price1 was $3,270 per ounce sold in Q2 2025, an increase from $2,336 per ounce sold in Q2 2024. For the six months ended June 30, 2025, the average realized gold price was $3,112 per ounce sold as compared to $2,214 per ounce sold in the six months ended June 30, 2024.
Total revenue increased to $451.7 million in Q2 2025 from $297.1 million in Q2 2024 and to $807.0 million in the six months ended June 30, 2025, from $555.1 million in the six months ended June 30, 2024. The increases in both three and six-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production Costs and Unit Cost Performance
Production costs increased to $162.2 million in Q2 2025 from $127.8 million in Q2 2024 and to $310.5 million in the six months ended June 30, 2025 from $250.8 million in the six months ended June 30, 2024. Increases in both periods were driven by higher gold volumes sold as well as increases in royalties, with the latter accounting for roughly one third of the increase to production costs. The remainder relates primarily to rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of local currency, as well as at Lamaque, where additional costs were incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increased haulage distance, equipment and personnel requirements.
Production costs include royalty expense, which increased to $28.7 million in Q2 2025 from $17.8 million in Q2 2024 and increased to $50.9 million in the six months ended June 30, 2025 from $32.0 million in the six months ended June 30, 2024. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
1 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Total cash costs2 averaged $1,064 per ounce sold in Q2 2025, an increase from $940 in Q2 2024, and $1,106 in the six months ended June 30, 2025 from $931 in the six months ended June 30, 2024. The increases in both the three and six-month periods were primarily due to higher royalty expense driven by higher gold prices, as well as impacts from labour costs.
AISC per ounce sold2 averaged $1,520 in Q2 2025, an increase from $1,331 in Q2 2024, and $1,538 the six months ended June 30, 2025 from $1,297 in the six months ended June 30, 2024, with the increases in both the three and six-month periods due to higher total cash costs combined with higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $66.0 million in Q2 2025, compared to $59.4 million in Q2 2024, and $126.1 million in the six months ended June 30, 2025, compared to $113.9 million in the six months ended June 30, 2024, primarily reflecting an adjustment in Q1 2024 to asset reclamation amortization at Efemcukuru and higher depreciation at Lamaque due to higher ounces sold in 2025.
Foreign exchange loss in the quarter increased to $18.5 million in Q2 2025 from a gain of $1.4 million in Q2 2024 and increased to a loss of $24.8 million in the six months ended June 30, 2025 from a gain of $1.5 million in the six months ended June 30, 2024. Movements in both periods were primarily due to the impact of the strengthening Euro on debt and payables denominated in Euros, partially offset by movements in foreign cash balances and other receivables.
Other expense decreased to $3.0 million in Q2 2025 from $5.3 million in Q2 2024 and increased to an expense of $62.7 million in the six months ended June 30, 2025 from $14.2 million in the six months ended June 30, 2024. The movements in the three and six-month periods in 2025 were driven by realized and unrealized losses on derivative instruments, primarily losses on the gold collars and gold and copper swaps related to the Term Facility, partly offset by gains on the foreign currency forward contracts related to the Term Facility.
Finance costs decreased to $0.7 million in Q2 2025 from $7.1 million in Q2 2024 and increased to $12.9 million in the six months ended June 30, 2025 from $7.1 million in the six months ended June 30, 2024. The decrease in the three-month period was primarily driven by a gain in the redemption option derivative fair value of $7.3 million. The increase in the six-month period was primarily driven by higher interest costs on cumulative debt, a financing costs recovery of $4.1 million that was recorded in Q1 2024, and financing costs of $5.1 million incurred on the disposal of marketable securities in Q1 2025, partly offset by a gain in the redemption option derivative fair value of $7.9 million.
Income Tax
Income tax expense from continuing operations increased to $33.3 million in Q2 2025 from $21.7 million in Q2 2024 and decreased to $0.7 million for the six months ended June 30, 2025 from $37.8 million for the six months ended June 30, 2024.
Current tax expense increased to $44.6 million in Q2 2025 from $20.7 million in Q2 2024 and increased to $91.8 million in the six months ended June 30, 2025 from $33.2 million in the six months ended June 30, 2024. Current tax is comprised of $19.1 million and $53.2 million from operations in Turkiye and $25.4 million and $38.5 million from operations in Quebec, recognized in the three and six months ended June 30, 2025, respectively.
Deferred tax recovery was $11.3 million in Q2 2025 compared to an expense of $1.0 million in Q2 2024 and a $91.1 million recovery for the six months ended June 30, 2025 compared to a $4.6 million expense for the six months ended June 30, 2024. Deferred tax for the quarter included, among other items, a $22.8 million recovery related to net movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, and a $9.2 million expense for use of tax attributes in Canada. For the year-to-date period, deferred tax included, among other items, a $73.5 million deferred tax recovery on the recognition of a deferred tax asset on tax attributes that became available in Q1 2025.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings Attributable to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $139.0 million ($0.68 earnings per share) in Q2 2025 compared to net earnings of $56.4 million ($0.28 earnings per share) in Q2 2024 and net earnings of $211.0 million ($1.03 earnings per share) in the six months ended June 30, 2025 compared to net earnings of $91.6 million ($0.45 earnings per share) in the six months ended June 30, 2024. The increases in net earnings in both the three and six-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales, partially offset by higher production costs. In the quarter, earnings were also partially offset by higher income tax expense.
Adjusted net earnings3 was $90.1 million ($0.44 adjusted earnings per share) in Q2 2025 compared to adjusted net earnings of $66.6 million ($0.33 adjusted earnings per share) in Q2 2024. Adjustments in Q2 2025 include a $22.8 million gain on foreign exchange due to the translation of deferred tax balances and a $18.7 million unrealized gain on derivative instruments, primarily from EUR-USD foreign currency forward contracts related to the Term Facility.
Adjusted net earnings3 was $146.5 million ($0.72 adjusted earnings per share) in the six months ended June 30, 2025 compared to adjusted net earnings of $121.8 million ($0.60 adjusted earnings per share) in the six months ended June 30, 2024. Adjustments of non-recurring items from the higher net earnings, among other things, include a $73.5 million recovery on one-time recognition of a deferred tax asset, a $44.7 million unrealized loss on derivative instruments, and a $26.3 million gain on foreign exchange due to the translation of deferred tax balances.
Cash Generated from Operating Activities and Free Cash Flow3
Net cash generated from operating activities from continuing operations increased to $158.2 million in Q2 2025 from $112.2 million in Q2 2024 and increased to $288.6 million in the six months ended June 30, 2025 from $207.5 million in the six months ended June 30, 2024, primarily as a result of the higher average realized gold price and higher sales volumes, partially offset by higher taxes paid. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow3 was negative $61.6 million in Q2 2025 compared to negative $32.0 million in Q2 2024 and negative $91.0 million in the six months ended June 30, 2025 compared to negative $63.0 million in the six months ended June 30, 2024 with the decreases driven by the significant increase in investing activities at Skouries, partially offset by higher operating cash flow.
Free cash flow excluding Skouries3 was $61.5 million and $129.4 million in the three and six months ended June 30, 2025, respectively, as compared to $33.9 million and $67.6 million in the three and six months ended June 30, 2024, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries project in the respective periods.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
Consolidated
Ounces produced	133,769	122,319	249,662	239,430
Ounces sold	131,489	121,226	247,752	237,234
Production costs	$162.2	$127.8	$310.5	$250.8
Total cash costs ($/oz sold) (1,2)	$1,064	$940	$1,106	$931
All-in sustaining costs ($/oz sold) (1,2)	$1,520	$1,331	$1,538	$1,297
Sustaining capital expenditures (2)	$44.1	$30.9	$76.9	$59.9
Kisladag
Ounces produced	46,058	38,990	90,377	76,513
Ounces sold	45,290	39,646	89,628	76,344
Production costs	$52.7	$38.2	$100.2	$69.2
Total cash costs ($/oz sold) (1,2)	$1,133	$941	$1,086	$883
All-in sustaining costs ($/oz sold) (1,2)	$1,324	$1,055	$1,232	$988
Sustaining capital expenditures (2)	$6.5	$3.1	$8.8	$5.2
Lamaque
Ounces produced	50,640	47,391	91,078	89,690
Ounces sold	49,447	43,625	91,652	88,245
Production costs	$36.1	$33.6	$71.9	$68.8
Total cash costs ($/oz sold) (1,2)	$721	$759	$774	$769
All-in sustaining costs ($/oz sold) (1,2)	$1,231	$1,233	$1,305	$1,248
Sustaining capital expenditures (2)	$25.4	$20.1	$48.1	$41.1
Efemcukuru
Ounces produced	21,093	22,397	40,400	40,898
Ounces sold	20,779	22,462	38,569	41,076
Production costs	$28.5	$24.8	$53.2	$46.6
Total cash costs ($/oz sold) (1,2)	$1,335	$1,087	$1,345	$1,117
All-in sustaining costs ($/oz sold) (1,2)	$1,667	$1,288	$1,613	$1,220
Sustaining capital expenditures (2)	$6.4	$3.6	$9.4	$6.0
Olympias
Ounces produced	15,978	13,541	27,807	32,329
Ounces sold	15,973	15,493	27,903	31,568
Production costs	$44.8	$31.3	$85.1	$66.3
Total cash costs ($/oz sold) (1,2)	$1,578	$1,231	$1,929	$1,260
All-in sustaining costs ($/oz sold) (1,2)	$1,967	$1,522	$2,341	$1,524
Sustaining capital expenditures (2)	$5.8	$4.1	$10.7	$7.6
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Kisladag

	3 months ended June 30,		6 months ended June 30,
Operating Data	2025	2024	2025	2024
Tonnes placed on pad	3,368,735	3,415,604	6,563,465	6,177,378
Ounces placed on pad (2)	41,490	53,521	86,731	90,944
Head grade (g/t Au)	0.74	0.92	0.77	0.85
Gold ounces produced	46,058	38,990	90,377	76,513
Gold ounces sold	45,290	39,646	89,628	76,344
Average realized gold price ($/oz sold) (1)	$3,289	$2,347	$3,087	$2,217
Total cash costs ($/oz sold) (1)	$1,133	$941	$1,086	$883
All-in sustaining costs ($/oz sold) (1)	$1,324	$1,055	$1,232	$988
Financial Data
Revenue	$150.4	$94.0	$279.6	$171.0
Production costs	52.7	38.2	100.2	69.2
Depreciation and depletion	21.8	22.2	43.5	40.5
Earnings from mine operations	75.9	33.6	135.8	61.4
Growth capital investment (1)	22.3	32.3	43.0	57.7
Sustaining capital expenditures (1)	$6.5	$3.1	$8.8	$5.2
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 46,058 ounces of gold in Q2 2025, an 18% increase from 38,990 ounces in Q2 2024. The increase was primarily due to higher grades stacked in prior periods and accelerated drawdown of inventory as a result of the optimization efforts put in place in 2024. Average grade of tonnes placed decreased to 0.74 grams per tonne in Q2 2025 from 0.92 grams per tonne in Q2 2024, resulting in lower recoverable ounces stacked compared to Q2 2024.
Revenue increased to $150.4 million in Q2 2025 from $94.0 million in Q2 2024, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $52.7 million in Q2 2025 from $38.2 million in Q2 2024, primarily due to higher direct operating costs as a result of rising labour costs driven by inflation exceeding the devaluation of local currency. Other increases include higher royalty expense as a result of both the higher average realized gold price and higher gold sales. As a result, total cash costs per ounce increased to $1,133 in Q2 2025 from $941 in Q2 2024.
AISC per ounce sold increased to $1,324 in Q2 2025 from $1,055 in Q2 2024, primarily due to the increase in total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures were $6.5 million in Q2 2025 and $8.8 million in the six months ended June 30, 2025, which primarily included equipment rebuilds. Growth capital investment of $22.3 million and $43.0 million in the three and six months ended June 30, 2025 was primarily for waste stripping and associated equipment costs to support the extended mine life and continued construction of the second phase of the NHLP.
The investment focused on closing the high pressure grinding rolls ("HPGR") circuit with additional screening and whole ore agglomeration is on track for an update alongside the third quarter results. Additionally, a decision has been made to accelerate the expansion of the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR.
The geometallurgical study for characterization of future mining phases has been decoupled from the investment in the HPGR circuit and is now expected be complete in Q1 2026, as a response to slower than expected progress in drilling, core logging, and metallurgical testing.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Lamaque

	3 months ended June 30,		6 months ended June 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	251,273	220,157	499,822	454,716
Head grade (g/t Au)	6.62	6.95	6.00	6.36
Average recovery rate	94.7%	96.3%	94.3%	96.4%
Gold ounces produced	50,640	47,391	91,078	89,690
Gold ounces sold	49,447	43,625	91,652	88,245
Average realized gold price ($/oz sold) (1)	$3,323	$2,347	$3,119	$2,214
Total cash costs ($/oz sold) (1)	$721	$759	$774	$769
All-in sustaining costs ($/oz sold) (1)	$1,231	$1,233	$1,305	$1,248
Financial Data
Revenue	$164.8	$102.8	$286.8	$196.3
Production costs	36.1	33.6	71.9	68.8
Depreciation and depletion	20.6	16.6	40.3	35.3
Earnings from mine operations	108.0	52.6	174.7	92.2
Growth capital investment (1)	16.4	7.4	29.0	12.5
Sustaining capital expenditures (1)	$25.4	$20.1	$48.1	$41.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 50,640 ounces of gold in Q2 2025, an increase of 7% from 47,391 ounces in Q2 2024. The increase was due to higher throughput, benefiting from the early processing of a portion of the second Ormaque bulk sample, but partially offset by lower ore grade. Average grade decreased to 6.62 grams per tonne in Q2 2025 from 6.95 grams per tonne in Q2 2024.
Revenue increased to $164.8 million in Q2 2025 from $102.8 million in Q2 2024, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs slightly increased to $36.1 million in Q2 2025 from $33.6 million in Q2 2024, due to increased volumes sold, as well as slightly higher costs of labour and royalties due to the higher average realized gold price. Overall, total cash costs per ounce decreased to $721 in Q2 2025 from $759 in Q2 2024 due to higher volumes sold.
AISC per ounce sold was $1,231 in Q2 2025, comparable to $1,233 in Q2 2024, primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures.
Sustaining capital expenditures of $25.4 million in Q2 2025 and $48.1 million in the six months ended June 30, 2025 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility (Phase 6). Growth capital investment of $16.4 million in Q2 2025 and $29.0 million in the six months ended June 30, 2025 was primarily related to the Ormaque development, construction of the water management structure at the north basin, as well as resource conversion drilling.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Efemcukuru

	3 months ended June 30,		6 months ended June 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	134,064	134,540	261,849	271,571
Head grade (g/t Au)	5.75	5.92	5.64	5.44
Average recovery rate (to concentrate)	92.2%	92.1%	92.0%	91.8%
Gold ounces produced (1)	21,093	22,397	40,400	40,898
Gold ounces sold	20,779	22,462	38,569	41,076
Average realized gold price ($/oz sold) (2)	$3,364	$2,448	$3,287	$2,335
Total cash costs ($/oz sold) (2)	$1,335	$1,087	$1,345	$1,117
All-in sustaining costs ($/oz sold) (2)	$1,667	$1,288	$1,613	$1,220
Financial Data
Revenue	$70.7	$55.3	$128.2	$96.6
Production costs	28.5	24.8	53.2	46.6
Depreciation and depletion	7.8	8.6	14.7	13.1
Earnings from mining operations	34.4	22.0	60.3	36.9
Growth capital expenditures (2)	3.5	1.1	5.2	2.2
Sustaining capital expenditures (2)	$6.4	$3.6	$9.4	$6.0
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 21,093 ounces of gold in Q2 2025, a 6% decrease from 22,397 ounces in Q2 2024. The slight decrease was primarily driven by lower ore grade, which decreased to 5.75 grams per tonne from 5.92 grams per tonne.
Revenue increased to $70.7 million in Q2 2025 from $55.3 million in Q2 2024. The increase was due to the higher average realized gold price, partially offset by slightly lower gold ounces sold.
Production costs increased to $28.5 million in Q2 2025 from $24.8 million in Q2 2024, primarily due to higher direct operating costs as a result of rising labour costs driven by inflation exceeding the devaluation of local currency, and royalties, primarily a result of higher gold price. Along with lower sales volumes, this resulted in an increase to total cash costs per ounce sold to $1,335 in Q2 2025 from $1,087 in Q2 2024.
AISC per ounce sold increased to $1,667 in Q2 2025 from $1,288 in Q2 2024, primarily due to higher total cash costs per ounce and higher sustaining capital expenditures, partially offset by lower capitalized exploration.
Sustaining capital expenditures of $6.4 million in Q2 2025 and $9.4 million in the six months ended June 30, 2025 were primarily underground development and equipment purchases. Growth capital investment of $3.5 million in Q2 2025 and $5.2 million in the six months ended June 30, 2025 supported underground development towards the Kokarpinar vein.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Olympias

	3 months ended June 30,		6 months ended June 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	118,475	94,575	217,077	213,172
Head grade (g/t gold)	8.21	8.11	7.96	8.42
Head grade (g/t silver)	113.73	119.24	107.17	116.56
Head grade (% lead)	3.62%	3.79%	3.42%	3.66%
Head grade (% zinc)	4.17%	4.01%	3.91%	4.02%
Gold average recovery rate (to concentrate)	76.5%	81.1%	76.1%	82.5%
Silver average recovery rate (to concentrate)	75.6%	70.3%	71.8%	73.8%
Lead average recovery rate (to concentrate)	76.7%	69.9%	72.8%	73.9%
Zinc average recovery rate (to concentrate)	73.0%	73.2%	69.1%	75.6%
Gold ounces produced (1)	15,978	13,541	27,807	32,329
Gold ounces sold	15,973	15,493	27,903	31,568
Silver ounces produced (1)	311,014	221,568	531,125	530,131
Silver ounces sold	292,984	202,595	494,086	556,716
Lead tonnes produced (1)	2,936	2,059	4,965	5,002
Lead tonnes sold	2,748	1,929	4,567	5,266
Zinc tonnes produced (1)	3,070	2,360	5,018	5,485
Zinc tonnes sold	2,888	1,478	4,697	4,397
Average realized gold price ($/oz sold) (2)	$2,932	$2,115	$2,926	$2,048
Total cash costs ($/oz sold) (2)	$1,578	$1,231	$1,929	$1,260
All-in sustaining costs ($/oz sold) (2)	$1,967	$1,522	$2,341	$1,524
Financial Data
Revenue	$65.9	$45.0	$112.4	$91.1
Production costs	44.8	31.3	85.1	66.3
Depreciation and depletion	15.8	12.0	27.6	25.0
Earnings (loss) from mining operations	5.3	1.7	(0.4)	(0.2)
Growth capital investment (2)	5.1	1.6	8.9	2.6
Sustaining capital expenditures (2)	$5.8	$4.1	$10.7	$7.6
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 15,978 ounces of gold in Q2 2025, an 18% increase from 13,541 ounces in Q2 2024 and was driven by higher tonnes milled and slightly higher gold grades. During Q1 2025, production was impacted by flotation circuit stability issues. While the technical issue has been identified and modifications to the backfill blend have been implemented, some impacted ore remains to be processed in 2025. This material is expected to be isolated and treated selectively. The plant returned to normal operating conditions in early Q2 2025.
Revenue increased to $65.9 million in Q2 2025 from $45.0 million in Q2 2024, primarily as a result of the higher average realized gold price.
Production costs increased to $44.8 million in Q2 2025 from $31.3 million in Q2 2024 driven by increases in labour costs and impact of the strengthening Euro. These higher costs were partially offset by lower transport costs and higher by-product credits, as well as impacts of realized gains on Euro foreign currency collar hedges. Overall, total cash costs per ounce sold increased to $1,578 in Q2 2025 from $1,231 in Q2 2024.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
AISC per ounce sold increased to $1,967 in Q2 2025 from $1,522 in Q2 2024 primarily due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $5.8 million in Q2 2025 and $10.7 million in the six months ended June 30, 2025 primarily included underground development and process improvements. Growth capital investment of $5.1 million in Q2 2025 and $8.9 million in the six months ended June 30, 2025 was primarily related to underground development and other mill expansion infrastructure.
During the second quarter, the mill expansion to 650ktpa commenced, beginning with the earthworks. As a result of delays in permitting and detailed engineering, the expansion is anticipated to be completed in mid-2026.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Development Projects
Skouries Project – Greece
The Skouries Project, part of the Kassandra Mines complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate, primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
Project capital totalled $117.0 million in Q2 2025 and $200.9 million during the six months ended June 30, 2025. Accelerated operational capital was $27.1 million in Q2 2025 and $33.5 million during the six months ended June 30, 2025. At June 30, 2025, cumulative project capital invested towards Phase 2 of construction totalled $705.7 million4 and the cumulative accelerated operational capital totalled $40.5 million.
In 2025, the project capital spend is expected to be between $400 and $450 million. In addition, the accelerated operational capital is expected to be between $80 and $100 million.
Construction Activities
As at June 30, 2025 overall project progress was 70% complete for Phase 2 of construction.
Filtered Tailings Plant
Work continues to progress on the filtered tailings building, which remains on the critical path. Structural steel installation was 51% complete at the end of the quarter and approximately 75% complete at the end of July. Mechanical work progressed with the installation of the six feeder conveyors and the collector conveyor completed in June. Assembly of the first filter press has commenced. The compressor building foundations are complete and steel structure assembly and mechanical installations are in progress.
The filter plant tank farm construction has progressed with foundations complete and all five tanks underway, with two at the final height.
Primary Crusher
Progress continues on the construction of the crusher building structure. The concrete has advanced to the second of three elevations above the foundation. The apron feeder and associated chutes have been installed and the bottom shell of the primary crusher is pre-assembled for installation in August. Conveyor foundations between the primary crusher and coarse ore stockpile are advancing along with the stockpile dome foundations. The reclaim tunnel concrete and escape tunnel concrete are complete. Pre-assembly of the three reclaim feeders and associated chute work has commenced for installation in Q3. Foundations for the process plant feed conveyor are also underway.
4 Excludes capitalized depreciation of $2.3 million in Q2 2025, and $3.2 million for the six-month period ended June 30, 2025 (Q2 2024 - nil, 2024 - includes $3.2 million) and corporate allocations of $0.3 million in Q2 2025, and $0.7 million for the six-month period ended June 30, 2025 (Q2 2024 - nil, 2024 - includes $1.5 million)

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray, cable, piping and mechanical installations. Mechanical installations are proceeding in the support infrastructure areas.
Work continues on the support infrastructure with the process plant substation, lime plant and flotation blower buildings structurally complete. Mechanical installations in the lime plant and flotation blower buildings are complete, and the mechanical installations in the compressor building are underway. The control building structure has completed the fourth floor concrete and work is in progress on the final elevation.
Pre-commissioning of the concentrate filter presses is underway with completion anticipated in the coming weeks and pre-commissioning of the fire water pumping system has been completed. Water testing has been completed in the rougher flotation cells and has progressed to the cleaner flotation cells. Preparations are underway to start pre-commissioning of the pebble crusher.
Thickeners
Construction of the three tailings thickeners progressed on plan during the quarter. Concrete works and mechanical installations for two thickeners are complete. Work is advancing on the associated infrastructure with the pumphouse building structural and mechanical rough set complete, and pipe rack construction advancing. Water testing of the clarifier and water storage tank has been completed.
Integrated Extractive Waste Management Facility
During Q2 2025, foundation preparation for the Karatza Lakkos (KL) embankment commenced as planned with the development of the cut-off trench, drainage placement as well as engineered fill expected to commence in Q3 2025. The coffer dam continues to progress and is expected to be completed in Q3 2025. Bulk excavation in Water Management Pond 1 was completed as well as the bulk fill of Water Management Pond 2. Construction works in the low-grade ore stockpile are on-going with completion of the majority of drainage work expected in Q3 2025, followed by the commencement of placement in the lower section of the low-grade ore stockpile. Development and implementation of the water management plan is underway.
Underground Development
Underground access development rates accelerated during Q2 2025, and are currently achieving over 200 metres per month. At the end of Q2 2025, the 350-metre level was reached, which is the bottom level of the test stopes. The first test stope blasthole drilling commenced and progressed to 19% complete by the end of June 2025. Completion of the access development and mining of the first test stope are on track for the end of 2025. The ventilation was established during Q2 when the underground mine intersected an old surface decline, which is a part of the planned ventilation network.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works are substantially complete. The focus has been on closing out the remaining engineering activities and providing technical clarifications when required.
Procurement
All major procurement is complete. The focus continues on managing and expediting deliveries to support construction and the close-out of completed purchase orders.
Operations including Operational Readiness
Development of the first phase of the open pit mining Management Operating System is ongoing with several systems and processes being used in daily management of the surface earthworks. Most of the initial start-up phase of open pit equipment operators have been onboarded and training on the open pit mining equipment is well underway. Open pit mining commenced in July 2025. Most of the initial equipment is on-site and commissioned. Grade control drilling covering 44% of the Phase 1 open pit has been completed. Operational readiness efforts are

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025 ongoing in Safety, Asset Management, Processing, and Supply Chain areas. Middle management for key positions in open pit mining and mobile maintenance have been recruited and onboarded with supervisory capacity to be bolstered in Q3 2025.
Workforce
As at June 30, 2025, there were approximately 1,730 personnel working on site, including 272 Skouries employees of which 186 were Skouries operational personnel.
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej Project has been presented as a disposal group held for sale as at June 30, 2025 and as a discontinued operation for the three and six months ended June 30, 2025 and June 30, 2024.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2025 Target / Projects	Exploration Expenditure
		Q2 2025	Q2 2024	YTD 2025	YTD 2024
Canada	Sigma-Lamaque proximal targets, Uniake-Perestroika, Montgolfier, Bourlamaque targets, Ontario projects, Golden Rose and Atlin Goldfields target generation activities	$3.0	$1.0	$6.0	$3.5
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, AND target, Early-stage project and target generation activities	2.8	1.6	5.0	2.8
Other	Early-stage project and target generation activities	1.5	0.8	3.3	1.5
Total Expensed		$7.3	$3.4	$14.2	$7.8
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	$1.4	$4.4	$4.9	$8.0
Turkiye	Kokarpinar vein	0.7	0.6	0.9	1.1
Greece & Other	Olympias resource conversion and expansion	1.2	—	2.1	0.4
Total Capitalized		$3.3	$5.0	$7.9	$9.5
Exploration and evaluation expenditures in Q2 2025 were primarily related to resource expansion programs in mine environments in Turkiye, Greece, and Canada, early-stage targets in Canada (for a combined total of 52,687 metres for the quarter and 109,636 metres year to date), and a partner-operated Eldorado-funded drill program in Newfoundland. In addition, 2025 target generation activities advanced on various early-stage projects during the quarter.
In Q2 2025, exploration and evaluation expense related primarily to early-stage projects in Quebec, Türkiye and Greece. In Eastern Canada, early-stage targets in the Lamaque area continued to be drilled (5,749 metres). A target located within the Bourlamaque area was identified and approved for additional funding, with drilling planned to commence during July 2025. In Newfoundland, Eldorado funded a partner-operated (Tru Precious Metals) drill program of 1,988 metres as part of an earn-in Option Agreement. In Türkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and drilling continued at the Derinkoy target and commenced at the Kurak target (4,404 metres). Drilling in Turkiye also tested potential new resource areas in the West Vein area at Efemcukuru (4,860 metres), totalling 9,264 metres in Q2 2025. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque) totalled 29,723 metres of drilling in Q2 2025. At the Triangle deposit, underground drilling programs focused on resource conversion of the zones C6 to C10 and Plug 4 (15,917 metres). At Ormaque, drilling included 6,974 metres of resource conversion drilling and 6,832 metres of stepout drilling from surface platforms. In Turkiye, 1,765 metres were drilled during the quarter at Efemcukuru targeting resource expansion at the Kokarpinar vein. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias targeted the East Ore Zone (1,367 metres) and testing northern extensions of mineralization (2,544 metres), totalling 3,911 metres of drilling in Q2 2025. Additionally, a target along the Stratoni corridor was tested with 2,278 metres during Q2 2025.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $158.2 million in Q2 2025 from $112.2 million in Q2 2024, primarily as a result of higher gold sales and higher average realized gold prices. Income taxes paid of $42.7 million in Q2 2025 ($29.6 million in Q2 2024) primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Non-cash working capital changes resulted in a decrease in cash of $43.8 million in Q2 2025. Movements included a $20.4 million increase in accounts receivable related to collections on concentrate sales and VAT, and a $14.1 million increase in inventories, including metals inventory at Kisladag and Olympias as well as materials and supplies at Kisladag. Additionally, the annual payment of mining royalties was the primary reason for a $9.4 million decrease in accounts payable.
Investing Activities
In Q2 2025, we invested $191.2 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $117.0 million for the Skouries Project, $17.4 million for waste stripping at Kisladag, and $8.1 million for development of Ormaque at Lamaque. Sustaining capital expenditure at our operating mines totalled $44.1 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Kisladag	$22.3	$32.3	$43.0	$57.7
Lamaque	16.4	7.4	29.0	12.5
Efemcukuru	3.5	1.1	5.2	2.2
Olympias	5.1	1.6	8.9	2.6
Growth capital investment at operating mines (1)	$47.3	$42.3	$86.2	$75.0
Kisladag	$6.5	$3.1	$8.8	$5.2
Lamaque	25.4	20.1	48.1	41.1
Efemcukuru	6.4	3.6	9.4	6.0
Olympias	5.8	4.1	10.7	7.6
Sustaining capital expenditures at operating mines (1)	$44.1	$30.9	$76.9	$59.9

Skouries project capital (2)	$117.0	$91.9	$200.9	$144.4
Skouries accelerated operational capital	27.1	—	33.5	—
Sustaining capitalized exploration	(0.2)	1.1	0.4	2.0
Capitalized depreciation	2.5	—	3.5	—
Other projects	3.2	(0.5)	12.6	6.4
Total capital expenditures (3)	$240.9	$165.7	$414.1	$287.7

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($45.4)	($31.1)	($56.9)	($32.3)
Lease and other non-monetary additions	(1.9)	(1.5)	(4.0)	(1.5)
Capitalized depreciation	(2.5)	—	(3.5)	—
Total cash capital expenditures (4)	$191.2	$133.1	$349.7	$253.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $12.0 million in Q2 2025 (2024: $6.7 million), and $22.2 million for the six-month period ended June 30, 2025 (2024: $14.7 million).
(3)Excludes asset retirement adjustments of $5.3 million in 2025 (2024: nil).
(4)Excludes capitalized interest paid of $10.9 million in Q2 2025 (2024: $5.2 million), and $20.0 million for the six-month period ended June 30, 2025 (2024:$14.1 million).

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the six months ended June 30, 2025, the Company completed one drawdown on the Term Facility totalling €154.1 million ($180.6 million), including €105.9 million ($124.1 million) of commercial loans and €48.2 million ($56.5 million) from the RRF loans. Additionally, in the six months ended June 30, 2025, the Company completed drawdowns on the VAT revolving credit facility totalling €33.9 million ($37.6 million) and made repayments of €26.0 million ($28.4 million) during the period.
In January 2025, Eldorado exercised a deferral option, which extends the drawings from the Term Facility through the earlier of August 26, 2026 or three months following completion of the Skouries Project.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with these covenants as at June 30, 2025.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at June 30, 2025.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at June 30, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.0 million) and the Company's available balance on the Credit Facility was $48.7 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Capital Resources

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$1,078.6	$856.8
Working capital (1)	1,117.0	1,063.4
Debt – long-term	1,157.1	915.4
(1)Working capital (defined as current assets less current liabilities) at June 30, 2025 does not include held for sale assets of $13.8 million (December 31, 2024 - $16.7 million) and held for sale liabilities of $10.3 million (December 31, 2024 - $10.1 million) associated with held assets held for sale.
At June 30, 2025, we had cash and cash equivalents of $1,078.6 million compared to $856.8 million at December 31, 2024, primarily as a result of the higher gold price, the sale of G Mining Ventures shares in Q1 2025 and the Term Facility drawdown, partially offset by investment in growth capital and share buybacks.
We expect that our working capital of $1,117.0 million as at June 30, 2025, together with expected future cash flows from operations, the Term Facility and access to undrawn Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at June 30, 2025 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Term Facility	—	118.0	95.7	87.7	119.6	299.4	720.4
Purchase obligations	8.6	2.8	—	—	—	—	11.4
Leases	7.8	6.3	2.9	1.8	1.3	4.7	24.8
Debt obligations represent required repayments of principal for the Term Facility and excludes interest on debt. Purchase obligations relate primarily to capital projects at Skouries.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Quarterly Results

	2025	2025	2024	2024	2024	2024	2023	2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$451.7	$355.2	$435.7	$331.8	$297.1	$258.0	$306.9	$244.8
Net earnings (loss) from continuing operations (1,2)	139.0	72.0	108.2	101.1	56.4	35.2	91.8	(6.6)
Net (loss) earnings from discontinued operations (1,4)	(1.0)	0.4	(3.2)	(6.1)	(0.9)	(1.6)	0.6	(1.4)
Net earnings (loss) per share from continuing operations (1,2)
- basic	$0.68	$0.35	$0.53	$0.49	$0.28	$0.17	$0.45	($0.03)
- diluted	$0.67	$0.35	$0.52	$0.49	$0.27	$0.17	$0.45	($0.03)
Adjusted net earnings per share - basic (1,3)	$0.44	$0.28	$0.62	$0.35	$0.33	$0.27	$0.24	$0.17
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment in all periods presented.
Revenue and net earnings in 2025 and throughout 2024 benefited from increasing average realized gold prices. Some of this impact was offset by higher royalties as a result of the higher average realized gold prices. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q3 2024, a $50.1 million gain ($60.0 million gain, net of $9.9 million tax impact) was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, which increased net earnings. Net loss from discontinued operations includes the portion attributable to shareholders of impairment charges relating to the Certej project ($2.9 million in Q2 2025 and $8.7 million in Q3 2024).
Adjusted net earnings5 removes significant items that do not reflect our underlying performance, and among other things in Q2 2025, adjusted a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
Other significant adjustments from prior quarters include the following:
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments and a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye.
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million.
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2025	203,880,303
- as of July 31, 2025	203,199,350
Share purchase options - as of July 31, 2025 (Weighted average exercise price per share: C$16.65)	2,773,305
Performance share units (2) - as of July 31, 2025	1,044,489
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital
Defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations and new operations (including Skouries construction project capital and Skouries accelerated operational capital).

Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: unrealized gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; and other non-recurring tax expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.		We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production costs	$162.2	$127.8	$310.5	$250.8
By-product credits and other (1)	(25.0)	(17.9)	(41.4)	(37.4)
Concentrate deductions (2)	$2.8	$3.9	$4.9	$7.5
Total cash costs	$139.9	$113.9	$274.0	$220.9
Gold ounces sold	131,489	121,226	247,752	237,234
Total cash cost per ounce sold	$1,064	$940	$1,106	$931
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended June 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.4)	$0.3	($1.8)	$13.3	$51.3	45,290	$1,133
Lamaque	35.5	(0.5)	0.1	(1.4)	1.9	35.6	49,447	721
Efemcukuru	19.6	(1.8)	3.7	(0.3)	6.5	27.7	20,779	1,335
Olympias	38.5	(21.4)	4.1	(3.0)	6.9	25.2	15,973	1,578
Total consolidated	$134.5	($25.0)	$8.2	($6.5)	$28.7	$139.9	131,489	$1,064
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$82.9	($2.9)	$0.4	($7.0)	$23.9	$97.4	89,628	$1,086
Lamaque	66.8	(0.9)	0.2	1.5	3.3	70.9	91,652	774
Efemcukuru	37.4	(3.3)	7.3	(1.7)	12.2	51.9	38,569	1,345
Olympias	73.0	(34.3)	7.1	(3.6)	11.5	53.8	27,903	1,929
Total consolidated	$260.2	($41.4)	$15.1	($10.8)	$50.9	$274.0	247,752	$1,106
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
For the three months ended June 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$33.6	($0.9)	$0.2	($3.1)	$7.5	$37.3	39,646	$941
Lamaque	33.8	(0.5)	0.1	(1.5)	1.2	33.1	43,625	759
Efemcukuru	17.6	(1.7)	4.0	(0.5)	5.0	24.4	22,462	1,087
Olympias	27.3	(14.8)	4.4	(1.9)	4.1	19.1	15,493	1,231
Total consolidated	$112.3	($17.9)	$8.6	($7.0)	$17.8	$113.9	121,226	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$69.2	($1.8)	$0.4	($12.6)	$12.2	$67.4	76,344	$883
Lamaque	68.4	(0.9)	0.2	(2.2)	2.4	67.9	88,245	769
Efemcukuru	33.0	(3.4)	7.7	(0.4)	9.0	45.9	41,076	1,117
Olympias	57.9	(31.4)	9.3	(4.4)	8.4	39.8	31,568	1,260
Total consolidated	$228.5	($37.4)	$17.6	($19.7)	$32.0	$220.9	237,234	$931
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Total cash costs	$139.9	$113.9	$274.0	$220.9
Corporate and allocated G&A	13.7	13.3	24.9	24.4
Exploration and evaluation costs	(0.2)	1.1	0.4	2.0
Reclamation costs and amortization	2.5	2.1	4.9	0.5
Sustaining capital expenditure	44.1	30.9	76.9	59.9
AISC	$199.9	$161.3	$381.1	$307.8
Gold ounces sold	131,489	121,226	247,752	237,234
AISC per ounce sold	$1,520	$1,331	$1,538	$1,297

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
General and administrative expenses (from consolidated statement of operations)	$9.5	$10.3	$16.6	$19.8
Add:
Share-based payments expense	4.2	3.7	8.5	5.7
Employee benefit plan expense from corporate and operating gold mines	1.1	0.9	2.1	2.0
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	—	(0.7)
Depreciation in G&A	(0.5)	(0.9)	(0.9)	(1.7)
Business development	(0.2)	(0.2)	(0.5)	(0.5)
Development projects	(0.4)	(0.2)	(0.9)	(0.5)
Adjusted corporate general and administrative expenses	$13.7	$13.2	$24.9	$24.0
Regional general and administrative costs allocated to gold mines	(0.7)	0.1	(1.4)	0.4
Corporate and allocated general and administrative expenses per AISC	$13.0	$13.3	$23.5	$24.4

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$7.3	$3.4	$14.2	$7.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	(0.2)	1.1	0.4	2.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(7.3)	(3.4)	(14.2)	(7.8)
Exploration and evaluation costs per AISC	($0.2)	$1.1	$0.4	$2.0
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.5	$1.2	$3.0	$2.4
Add:
Depreciation related to asset retirement obligation assets	1.2	1.1	2.4	(1.5)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.5)	(0.4)
Reclamation costs and amortization per AISC	$2.5	$2.1	$4.9	$0.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Additions to property, plant and equipment (from segment note in the condensed consolidated interim financial statements) (1)	$241.0	$165.7	$414.1	$287.7
Growth and development project capital investment - gold mines	(47.0)	(42.3)	(85.7)	(75.0)
Growth and development project capital investment - other	(148.8)	(90.4)	(248.5)	(150.1)
Sustaining capital exploration	0.2	(1.1)	(0.4)	(2.0)
Sustaining equipment leases	(0.6)	0.4	(1.9)	0.8
Corporate leases	(0.7)	(1.4)	(0.7)	(1.4)
Sustaining capital expenditure at operating gold mines	$44.1	$30.9	$76.9	$59.9
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended June 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$51.3	$0.4	$—	$1.8	$6.5	$60.0	45,290	$1,324
Lamaque	35.6	—	(0.2)	0.1	25.4	60.9	49,447	1,231
Efemcukuru	27.7	0.3	—	0.2	6.4	34.6	20,779	1,667
Olympias	25.2	—	—	0.4	5.8	31.4	15,973	1,967
Corporate (1)	—	13.0	—	—	—	13.0	—	99
Total consolidated	$139.9	$13.7	($0.2)	$2.5	$44.1	$199.9	131,489	$1,520
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the six months ended June 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$97.4	$0.7	$—	$3.6	$8.8	$110.4	89,628	$1,232
Lamaque	70.9	—	0.4	0.2	48.1	119.6	91,652	1,305
Efemcukuru	51.9	0.7	—	0.3	9.4	62.2	38,569	1,613
Olympias	53.8	—	—	0.8	10.7	65.3	27,903	2,341
Corporate (1)	—	23.5	—	—	—	23.5	—	95
Total consolidated	$274.0	$24.9	$0.4	$4.9	$76.9	$381.1	247,752	$1,538
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
For the three months ended June 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$37.3	$—	$—	$1.5	$3.1	$41.8	39,646	$1,055
Lamaque	33.1	—	0.5	0.1	20.1	53.8	43,625	1,233
Efemcukuru	24.4	0.1	0.6	0.2	3.6	28.9	22,462	1,288
Olympias	19.1	—	—	0.4	4.1	23.6	15,493	1,522
Corporate (1)	—	13.2	—	—	—	13.2	—	109
Total consolidated	$113.9	$13.3	$1.1	$2.1	$30.9	$161.3	121,226	$1,331
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the six months ended June 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$67.4	$—	$—	$2.8	$5.2	$75.4	76,344	$988
Lamaque	67.9	—	0.8	0.3	41.1	110.1	88,245	1,248
Efemcukuru	45.9	0.4	1.1	(3.3)	6.0	50.1	41,076	1,220
Olympias	39.8	—	—	0.7	7.6	48.1	31,568	1,524
Corporate (1)	—	24.0	—	—	—	24.0	—	101
Total consolidated	$220.9	$24.4	$2.0	$0.5	$59.9	$307.8	237,234	$1,297
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.4	$—	($1.4)	$149.0	45,290	$3,289
Lamaque	164.8	—	(0.5)	164.3	49,447	3,323
Efemcukuru	70.7	1.0	(1.8)	69.9	20,779	3,364
Olympias	65.9	1.8	(20.8)	46.8	15,973	2,932
Total consolidated	$451.7	$2.8	($24.5)	$430.0	131,489	$3,270
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
For the six months ended June 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$279.6	$—	($2.9)	$276.7	89,628	$3,087
Lamaque	286.8	—	(0.9)	285.9	91,652	3,119
Efemcukuru	128.2	1.9	(3.3)	126.8	38,569	3,287
Olympias	112.4	3.0	(33.7)	81.6	27,903	2,926
Total consolidated	$807.0	$4.9	($40.8)	$771.1	247,752	$3,112
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$94.0	$—	($0.9)	$93.1	39,646	$2,347
Lamaque	102.8	—	(0.5)	102.4	43,625	2,347
Efemcukuru	55.3	1.4	(1.7)	55.0	22,462	2,448
Olympias	45.0	2.6	(14.8)	32.8	15,493	2,115
Total consolidated	$297.1	$3.9	($17.9)	$283.2	121,226	$2,336
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$171.0	$—	($1.8)	$169.3	76,344	$2,217
Lamaque	196.3	—	(0.9)	195.4	88,245	2,214
Efemcukuru	96.6	2.6	(3.4)	95.9	41,076	2,335
Olympias	91.1	4.9	(31.4)	64.6	31,568	2,048
Total consolidated	$555.1	$7.5	($37.4)	$525.2	237,234	$2,214
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Earnings before income tax (1)	$172.2	$78.1	$214.5	$129.3
Depreciation and amortization (2)	66.4	60.3	127.0	115.7
Interest income	(9.0)	(6.2)	(17.2)	(11.3)
Finance costs	0.7	7.1	12.9	7.1
EBITDA	$230.3	$139.3	$337.2	$240.7
Loss (gain) on disposal of assets	0.2	0.4	(7.1)	0.6
Unrealized (gain) loss on derivative instruments	(18.7)	12.0	44.7	28.9
Adjusted EBITDA	$211.8	$151.6	$374.8	$270.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net earnings attributable to shareholders of the Company (1)	$139.0	$56.4	$211.0	$91.6
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (2)	(22.8)	(1.9)	(26.3)	3.4
(Increase) decrease in fair value of redemption option derivative	(7.3)	0.1	(7.9)	(2.0)
Unrealized (gain) loss on derivative instruments	(18.7)	12.0	44.7	28.9
Tax recovery on recognition of deferred tax asset	—	—	(73.5)	—
Discount on sale of marketable securities	—	—	5.1	—
Gain on sale of mining licenses	—	—	(6.5)	—
Total adjusted net earnings	$90.1	$66.6	$146.5	$121.8
Weighted average shares outstanding (thousands)	204,907	204,075	204,835	203,391
Adjusted net earnings per share ($/share)	$0.44	$0.33	$0.72	$0.60
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Q2 2025 includes $22.8 million gain (2024 - $5.7 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $7.6 million gain) on Turkiye tax inflation accounting. Six months ended June 30, 2025 includes $26.3 million gain (2024 - $25.0 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $21.6 million gain) on Turkiye tax inflation accounting.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$158.2	$112.2	$288.6	$207.5
Less: Cash used in investing activities	(217.2)	(144.3)	(222.0)	(280.5)
Add back: Decrease in term deposits	—	—	—	(1.1)
Less: Proceeds from sale of mining licenses	(2.5)	—	(2.5)	—
(Less) add back: (Proceeds from sale) purchases of marketable securities	—	—	(155.1)	11.1
Free cash flow	($61.6)	($32.0)	($91.0)	($63.0)
Add back: Skouries cash capital expenditures	112.1	60.8	200.3	116.5
Add back: Capitalized interest paid (2)	10.9	5.2	20.0	14.1
Free cash flow excluding Skouries	$61.5	$33.9	$129.4	$67.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$158.2	$112.2	$288.6	$207.5
Less: Changes in non-cash working capital	(43.8)	(19.9)	(49.9)	(33.0)
Cash flow from operating activities before changes in working capital	$202.0	$132.2	$338.5	$240.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; and tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2024, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2025.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2024 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; identification of Perama Hill as a development project; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; with respect to the Skouries Project, the timing of first production, expected 2026 gold and copper production; timing of commercial production; updated project schedule and project capital cost estimates; expectations with respect to completion of additional pre-commercial production mining and resulting accelerated operational capital estimates; specific activities and milestones anticipated to occur with respect to construction, development, engineering, procurement and operational readiness (including expectations for commencement of open pit mining in the first part of Q3 2025), 2025 annual guidance including annual and second half production, production ranges by material property, expected total cash costs per ounce sold, AISC per ounce sold, growth capital investment, sustaining capital and exploration expenditures; efforts to improve workplace safety; with respect to Kisladag, expected timing of results from engineering and geometallurgical studies; construction of the second phase of the North Heap Leach Pad, and expected benefits of technical work and future technical focus; underground development to Kokarpinar at Efemcukuru; with respect to Olympias, expectations for underground development and other mill expansion infrastructure, expected parameters of the Perama Hill project if developed; the expected disposition of the Certej Project in Romania; planning exploration drilling generally, resource conversion at Ormaque; 2025 exploration targets and projects; expected sources of funding for the Skouries project and expected reductions in the letter of credit backstopping the equity commitment for the project; expectations that working capital will be sufficient for the next twelve months; expectations with respect to the Company’s material exposure to Pillar Two top-up taxes; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline;

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025 labour productivity, rates, and expected hours; inflation rates; the scope and timing related to the awarding of key contract packages and approval thereof; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and underground test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025 recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules ; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2025
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024. In addition, the Company filed the following Amended Technical Report on SEDAR+ and EDGAR in Q1 2025: Amended Technical Report titled "Technical Report, Lamaque Complex, Quebec, Canada" with an effective date of December 31, 2024. The updated Technical Report does not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 11, 2024.

40